

February 20, 2014

Via E-mail
Mr. Frank Neukomm - Chief Executive Officer
Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, Texas 77005

> **Re:** **Hydrogen Future Corp.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed January 2, 2014**
> **File No. 333-138927**

Dear Mr. Neukomm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1. As you are a development stage company, please have your independent registered public accounting firm expand the introductory and the opinion paragraphs of their report to state that they have audited and opined on the cumulative period of June 21, 2006, date of inception, through September 30, 2013. This would be in addition to auditing and opining on the fiscal years ended September 30, 2013 and September 30, 2012.

2. If you are not able to comply with the above requirement of having the cumulative period from inception through the end of the most recent fiscal year audited, you must request a waiver from the Securities and Exchange Commission's Office of the Chief Accountant of Corporation Finance. If a waiver is obtained, the auditor's report should then exclude any reference to the cumulative data and the columnar headings in the audited financial statements of June 21, 2006 (inception) through September 30, 2013 should be labeled as unaudited. Please revise or advise, as appropriate.

3. It appears that the net loss and working capital deficiency amounts presented in the last paragraph of your auditor's report have been reversed. In this regard, please have your independent registered public accounting firm revise the last paragraph in their report to clarify that you had a net loss of $2,421,145 for the year ended September 30, 2013 and a working capital deficiency of $2,565,607 at September 30, 2013.

Audited Financial Statements, page F-2

4. We note that your balance sheet column at September 30, 2013 has been labeled as unaudited, and that your statements of operations and cash flows have been labeled as unaudited in their entirety. Given that your independent registered public accounting firm has issued an audit opinion on these financial statements, please advise or remove the unaudited designations from your financial statements.

Statements of Operations, page F-3

5. It appears that you present amounts related to net earnings (loss) as well as net earnings (loss) per share, basic and diluted, without any descriptive title. Please revise accordingly.

6. Please clarify the line item description for your weighted average number of common shares outstanding, basic and diluted, as it appears the descriptions were truncated. Please also limit your net earnings (loss) per share amounts to two decimal places.

Note 7. Stockholders' Equity (Deficit), page F-15

(B) Stock Warrants, page F-17

7. It appears that your table was not updated for September 30, 2013 and September 30, 2012. Please revise accordingly. Also, please ensure the consistency of periods presented throughout your filing.

Note 12. Subsequent Events, page F-19

8. In the first paragraph, please update the subsequent events period as of September 30, 2013 rather than September 30, 2012.

Exhibit 31 and Exhibit 32 Certifications

9. Please revise each of your Exhibit 31 and Exhibit 32 Certifications to clarify that the reporting period is the year ended September 30, 2013 rather than September 30, 2012. Also, based on your signature page included in the September 30, 2013 Annual Report on Form 10-K, it appears that Mr. Frank Neukomm is the Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer. However, your Exhibit 31 and Exhibit 32 Certifications ascribe the Chief Executive Officer as Mr. Frank Neukomm and the Principal Financial Officer as Mr. Robert Farr. Please revise accordingly. Similarly, please amend your December 31, 2013 Quarterly Report on Form 10-Q to revise the Exhibit 31 and Exhibit 32 Certifications to comply with this comment, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief